Third Quarter 2021 Earnings Call October 27, 2021 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-looking statements

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

Ø Shipments: 395kt (+12% YoY) Ø Revenue: €1.6 billion (+35% YoY) Ø Net income: €99 million Ø Adj. EBITDA: €143 million (+14% YoY) Ø Cash from Operations: €91 million Ø Free Cash Flow: €40 million Ø YTD 2021 FCF: €121 million Ø Leverage: 3.6x at September 30, 2021 Ø Redeeming $200 million of 5.875% Senior Notes due 2026 2021 Guidance: Expect Adjusted EBITDA of €550-560 million and FCF of >€125 million Q3 2021 Highlights Leverage Continues to Decline Adjusted EBITDA Exceeded 2019 Levels +3%

Peter Matt Chief Financial Officer

Adjusted EBITDA Bridges YTD 2021 vs. YTD 2020 Q3 2021 vs. Q3 2020 € millions +23% € millions +14%

Q3 2021 Performance Packaging & Automotive Rolled Products Q3 2021 Q3 2020 Var. Shipments (kt) 281 258 9% Revenue (€m) 988 672 47% Adj. EBITDA (€m) 94 85 10% Adj. EBITDA (€ / t) 335 332 1% Q3 Adjusted EBITDA Bridge € in millions Ø Adjusted EBITDA of €94 million Ø Higher packaging shipments on strong demand Ø Weaker mix with higher packaging and lower automotive shipments Ø Solid cost control as favorable metal costs offset higher maintenance and labor costs

Q3 2021 Performance Aerospace & Transportation Q3 2021 Q3 2020 Var. Shipments (kt) 52 36 45% Revenue (€m) 289 202 43% Adj. EBITDA (€m) 20 10 91% Adj. EBITDA (€ / t) 362 275 32% Q3 Adjusted EBITDA Bridge € in millions Ø Adjusted EBITDA of €20 million Ø Higher TID shipments, partially offset by lower aerospace shipments Ø Weaker mix due to lower aerospace shipments Ø Solid cost control

Q3 2021 Performance Automotive Structures & Industry Q3 Adjusted EBITDA Bridge € in millions Q3 2021 Q3 2020 Var. Shipments (kt) 62 60 4% Revenue (€m) 326 304 7% Adj. EBITDA (€m) 32 33 (0)% Adj. EBITDA (€ / t) 528 551 (4)% Ø Adjusted EBITDA of €32 million Ø Higher industry shipments, partially offset by lower automotive shipments Ø Weaker mix, primarily due to lower automotive shipments Ø Solid cost control

We have experienced increasing inflationary pressure on the business in 2021, which will have a greater impact in 2022 Currently working on mitigation strategies for the following areas: Energy prices, more significantly in Europe Alloying elements, including magnesium, manganese and silicon Transportation Labor for select skills and in specific locations Many existing contracts have inflationary protection (i.e. annual PPI inflators), working to incorporate in new contracts Signing new contracts at higher prices View many of inflationary pressures as temporary Focus on Costs Committed to Strong Cost Management in Current Inflationary Environment Q3 Cost Performance Cost Flex* * Represents change in costs over change in revenue for Q3 2021 compared to Q3 2020. Cost performance remained strong in the third quarter across all three segments Structural cost reduction providing solid offset to higher activity levels and inflationary effects across alloys, labor, maintenance, and transportation Inflation remains manageable and to a large extent offset by higher pricing

Free Cash Flow YTD 2021 YTD 2020 Net cash flows from operating activities 239 263 Purchases of property, plant and equipment, net of grants (118) (134) Other investing activities — — Free Cash Flow 121 129 € in millions YTD FCF Highlights Consistent FCF Generation 2021 FCF Guidance: >€125 million Ø Free Cash Flow of €121 million YTD 2021, with strong performance in Q3 of €40 million Ø Working capital headwind, notably increased inventory, as businesses rebounded Ø Capex expected to be fourth quarter weighted Ø Delivering on our goal of significant and consistent Free Cash Flow generation Ø Over €450 million of Free Cash Flow generated since 2019

Net Debt and Liquidity

Net Debt and Leverage

€ in millions



4.3x
2,050
4.3x
1,994
4.6x
2,008
3.7x
1,976
3.6x
1,964
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021

Leverage: Net Debt / LTM Adjusted EBITDA

Debt / Liquidity Highlights

- Leverage of 3.6x, a multi-year low
- No near term bond maturities
- Gradually reducing excess liquidity added during the pandemic
- Redeeming $200 million of 5.875% Senior Notes due 2026 in November, further reducing gross debt
  - Expected to reduce cash interest by ~€8 million and brings the total reduction from 2021 actions to ~€38 million annually

Maturity Profile

€ in millions



828
280
733
2021
2022
2023
2024
2025
2026
2027
2028
2029

* Does not include State Loans

Liquidity

€ in millions



1,018
981
982
887
900
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021

Committed to deleveraging with year end leverage expected to be at or below 3.5x

Constellium

Third Quarter 2021 – Earnings Call 13

Jean-Marc Germain Chief Executive Officer

End Market Updates Market Commentary Packaging Strong market in North America and in Europe Focus on sustainability driving increased demand for aluminium cans Mid-single digit annual demand growth supported by can-maker capacity additions in both North America and Europe Automotive Lightweighting mega-trend penetration driving increased demand for rolled and extruded products Consumer demand for luxury cars, light trucks, and SUVs remains strong; inventories are low Demand uncertainty continues as a result of the semiconductor shortage, which is not expected to improve in Q4 2021 Aerospace Supply chain optimism increasing Destocking appears to be largely complete Long-term trends expected to remain intact, including increased passenger traffic and higher build rates for single aisle aircraft Other Specialties Transportation, Industry and Defense (Rolled): North America: Strong demand Europe: Strong demand Industry (Extrusions): Europe: Strong demand A Diversified Platform LTM Revenue by End Market

Broad Exposure to Sustainability Trends

Favorable Market Trends

	Packaging	Automotive	Aerospace	Specialties
Circular Economy	✓	✓	✓	✓
Lightweighting in Transportation		✓	✓	✓
Electrification in Transportation		✓	✓	✓
Aluminum can as preferred beverage package	✓			
Recession Resilient	✓			
Diversified Cycles				✓

Green represents secular megatrend driven by sustainability

Expanding our Competitive Advantage in Recycling

European Recycling Center*

- Investigating an increase in total capacity to ~130kt (previously >60kt)
- Capital expected to be spent over ~3 years

Strategic Rationale

- Provides greater security of slab supply, including reducing our reliance on virgin alloying materials
- Substantially reduces our Scope 3 emissions footprint
- Meets customer requests for higher recycled content and low CO_2 footprint product
- Satisfies need for more recycling capacity in Europe as aluminium consumption grows, especially in can sheet and automotive sheet

* CSTM's current Estimations

Constellium

Third Quarter 2021 – Earnings Call 16

Key Messages and Guidance Focused on delivering on our strategy and increasing shareholder value 2021 Adjusted EBITDA: €550 to €560 million 2021 Free Cash Flow: >€125 million Long-Term Leverage: 2.5x Targets Solid performance in Q3 2021 Successfully navigated an environment that was more challenging than expected Adj. EBITDA surpassed 2019 level despite reduced contribution from aerospace, continued impact from the semiconductor shortage and increased inflationary pressures Continued Free Cash Flow generation and deleveraging Delivering in 2021 Solid operational performance, strong cost control, and consistent Free Cash Flow generation Meeting strong demand from our end markets and prepared for a recovery in aerospace Committed to deleveraging with expected year end leverage at or below 3.5x Prepared for a bright future Focused on executing our strategy Substantial value creation opportunities remain — planting the seeds for future growth Horizon 2022 and pricing initiatives are critical to offset inflationary impacts

Appendix

Reconciliation of Net Income to Adjusted EBITDA Three months ended September 30, Nine months ended September 30, (in millions of Euros) 2021 2020 2021 2020 Net income / (loss) 99 20 255 (43) Income tax expense / (benefit) 20 7 53 (12) Income / (loss) before tax 119 27 308 (55) Finance costs - net 34 37 126 124 Income from operations 153 64 434 69 Depreciation and amortization 67 64 195 196 Impairment of assets — 9 — 14 Restructuring costs — 2 3 13 Unrealized (gains) / losses on derivatives (23) (9) (67) 1 Unrealized exchange gains from the remeasurement of monetary assets and liabilities – net — (2) (1) (1) Losses on pension plan amendments — — 2 2 Share based compensation costs 4 3 11 11 Metal price lag (59) (7) (144) 33 Start-up and development costs — 1 — 5 Losses on disposal 1 2 1 2 Other — (1) — 9 Adjusted EBITDA 143 126 434 354

Free Cash Flow Reconciliation (in millions of Euros) Three months ended September 30, Nine months ended September 30, 2021 2020 2021 2020 Net cash flows from operating activities 91 111 239 263 Purchases of property, plant and equipment (54) (38) (128) (138) Property, plant and equipment grants received 3 2 10 4 Free Cash Flow 40 75 121 129

(in millions of Euros) September 30, 2021 June 30, 2021 March 31, 2021 December 31, 2020 September 30, 2020 Borrowings 2,282 2,257 2,325 2,391 2,456 Fair value of net debt derivatives, net of margin calls 5 9 25 42 26 Cash and cash equivalents (323) (290) (342) (439) (432) Net Debt 1,964 1,976 2,008 1,994 2,050 LTM Adjusted EBITDA 545 528 439 465 475 Leverage 3.6x 3.7x 4.6x 4.3x 4.3x Net Debt Reconciliation

Reconciliation of Net Income to Adjusted EBITDA Twelve months ended (in millions of Euros) September 30, 2021 June 30, 2021 March 31, 2021 December 31, 2020 September 30, 2020 Net income / (loss) 281 202 62 (17) (21) Income tax expense / (benefit) 48 35 2 (17) (22) Income / (loss) before tax 329 237 64 (34) (43) Finance costs - net 161 164 169 159 164 Share of losses of joint ventures — — — — 3 Income from operations 490 401 233 125 124 Depreciation and amortization 258 255 256 259 269 Impairment of assets 29 38 43 43 14 Restructuring costs 3 5 14 13 15 Unrealized gains on derivatives (84) (70) (97) (16) (19) Unrealized exchange gains from the remeasurement of monetary assets and liabilities - net (1) (3) (5) (1) (1) Losses on pension plan amendments 2 2 2 2 — Share based compensation costs 15 14 15 15 15 Metal price lag (169) (117) (37) 8 39 Start-up and development costs — 1 3 5 8 Losses on disposals 3 4 4 4 3 Bowling Green one-time cost related to the acquisition — — — — (1) Other (1) (2) 8 8 9 Adjusted EBITDA 545 528 439 465 475

Borrowings Table

(in millions of Euros)									
	At September 30, 2021								At December 31, 2020
	Nominal Value in Currency		Nominal Rate	Nominal Value in Euros	(Arrangement fees)	Accrued Interests	Carrying Value		Carrying Value
Secured Pan-U.S. ABL (due 2026)	$	—	Floating	—	—	—	—		—
Secured U.S. DDTL (expired in 2021)	$	—	Floating	—	—	—	—		—
Secured PGE French Facility (due 2022)	€	180	Floating	180	—	—	180		180
Secured German Facility (expired in 2021)	€	—	2.000%	—	—	—	—		—
Secured Inventory Facility (due 2023)	€	—	Floating	—	—	—	—		—
Senior Unsecured Notes									
Issued May 2014 and due 2024	$	400	5.750%	—	—	—	—		325
Issued February 2017 and due 2025	$	650	6.625%	—	—	—	—		534
Issued November 2017 and due 2026	$	500	5.875%	432	(5)	3	430		411
Issued November 2017 and due 2026	€	400	4.250%	400	(4)	2	398		401
Issued June 2020 and due 2028	$	325	5.625%	281	(5)	4	280		260
Issued February 2021 and due 2029	$	500	3.750%	432	(7)	10	435		—
Issued June 2021 and due 2029	€	300	3.125%	300	(5)	3	298		—
Unsecured Revolving Credit Facility (due 2021)	€	—	Floating	—	—	—	—		—
Unsecured Swiss Facility (due 2025)	CHF	17	1.175%	16	—	—	16		18
Unsecured German Facility (expired in 2021)	€	—	2.120%	—	—	—	—		—
Lease liabilities				181	—	1	182		195
Other loans				61	—	2	63		67
Total Borrowings				**2,283**	**(26)**	**25**	**2,282**		**2,391**
Of which non-current							2,020		2,299
Of which current							262		92

Constellium
Third Quarter 2021 – Earnings Call 23